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Exhibit 7

[JPMorgan Letterhead]

April 26, 2002

First Data Corporation
5660 New Northside Drive
Suite 1440
Atlanta, GA 30328

Attention: Mark Young

Dear Mark:

        This letter outlines the principal terms and conditions of the cashless collar transaction that you are entering into with JPMorgan Chase Bank ("JPM"). Full documentation will be in the form of a trade confirmation referencing the ISDA agreement (the "Agreement") together with related schedules and a pledge agreement, signed by you and JPM.

Trade Date:	April 26, 2002
Party A:	JPM
Party B:	FDR Subsidiary Corp. an indirect wholly owned subsidiary, incorporated in Delaware, of First Data Corporation (the "Counterparty")
Shares:	Common stock, par value $0.01 per share, of CheckFree Corporation (NASDAQ NMS ticker "CKFR")(the "Issuer")
Option Style:	European
Option Type:	Collar (a put option purchased by Counterparty at the Put Strike Price and a call option sold by Counterparty at the Call Strike Price)
Reference Share Number:	95,300
Initial Share Price:
JPM intends to hedge its initial equity price risk associated with this transaction by selling short a number of Shares through an affiliate. The volume weighted average price at which JPM or an affiliate sells these Shares into the market shall be the Initial Share Price.
Start Date:	The date on which JPM, or an affiliate, completes the sale of its initial hedge, as described under Initial Share Price.
Settlement Price (for Cash Settlement only):	Price shall be equal to the average Closing Price per Share of the Reference Stock as reported by NASDAQ (the "Exchange") for each trading day during the Valuation Period.
"Valuation Time" means the close of trading for the principal trading session on the Exchange (currently 4:00 p.m. New York City time), and shall not refer to any later trading session.
"Closing Price" means the last offer price of a Share on the Exchange at the Valuation Time.
Put Strike Price:	$19.4089 per share (100.0% of the Initial Share Price)
Call Strike Price:	$32.4420 per share (167.15% of the Initial Share Price)

Expiration Date:	The final date in the Valuation Period.
..
Right of Counterparty to Request Delay of an Expiration Date:
With respect to any Expiration Date, Counterparty may request by written notice to JPM at least five (5) Exchange Business Days prior to such Expiration Date that such Expiration Date be extended to the extent necessary to comply with any restrictions binding on the Counterparty which are imposed by the Issuer on trading of the Shares. The proposed Expiration Date shall not be fewer than five (5) Exchange Business Days before or after any other Expiration Date hereunder and shall not be more than 90 calendar days after the original Expiration Date. Such request shall be made telephonically, and confirmed in writing. JPM shall have the right not to consent to such request, so long as consent is not unreasonably withheld. JPM may condition its consent on agreement by the Counterparty to such modifications in respect of the Strike Prices and any other variable relevant to the exercise, settlement or payment terms as JPM deems appropriate, in the commercially reasonable exercise of its judgment, to make JPM whole for the economic value to it of any such extension.
Automatic Exercise:	Applicable
Valuation Period (for Cash Settlement only):	The 10 trading day period starting 5 calendar years from the Start Date, unless extended because of a Market Disruption Event related to the Shares.

"Market Disruption Event" means in relation to any trading day as determined by the Calculation Agent, the occurrence or existence during the one-half hour period that ends at the Valuation Time of the material suspension of or material limitation imposed on trading on (i) the Exchange in the Shares or in stocks generally or (ii) the principal exchange for options contracts related to the Shares; provided that a limitation on the hours and number of days of trading resulting from a change in the regular business hours of the Exchange will not constitute a "Market Disruption Event".

Method of Settlement:
Cash Settlement. Upon notice five (5) trading days prior to the Expiration Date, Counterparty has the right to elect Physical Settlement. Such right is conditioned on the following: (i) Counterparty has not been an affiliate of the issuer of the Shares for at least three months prior to the Expiration Date, (ii) Counterparty is not and will not be on the date of settlement in possession of material non-public information regarding the issuer of the Shares, (iii) all the Shares to be delivered by Counterparty will be immediately eligible for sale under Rule 145(d)(2) under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise freely tradable under such Act and will not be subject in the hands of JPM to any restrictions under the Stockholder Agreement dated as of September 1, 2000 between Counterparty and the issuer of the Shares, (iv) if requested by JPM, counsel to the Counterparty shall deliver an opinion to the foregoing extent in form and substance satisfactory to JPM.
Cash Settlement:
If the Settlement Price is below the Put Strike Price, JPM shall pay Counterparty an amount in USD equal to the Reference Share Number multiplied by the difference between the Put Strike Price and the Settlement Price.

If the Settlement Price is above the Call Strike Price, Counterparty shall pay JPM an amount in USD equal to the Reference Share Number multiplied by the difference between the Settlement Price and the Call Strike Price.
If the Settlement Price is between (or equal to either of) the Put Strike Price and the Call Strike Price, no payments shall be due by either party.
Physical Settlement (if applicable):
If the Closing Price of the Shares on the Exchange on the Expiration Date exceeds the Call Strike Price, then on the Settlement Date, JPM will deliver to Counterparty an amount in USD equal to the Call Strike Price less $.05 multiplied by the Reference Share Number and Counterparty will deliver to JPM an amount of Shares equal to the Reference Share Number.

If the Put Strike Price exceeds the Closing Price of the Shares on the Exchange on the Expiration Date, then on the relevant Settlement Date, JPM will deliver to Counterparty an amount in USD equal to the Put Strike Price less $.05 multiplied by the Reference Share Number and Counterparty will deliver to JPM an amount of Shares equal to the Reference Share Number.
Settlement Date:	All payments payable with respect to an Expiration Date shall be due and payable to the relevant party in immediately available funds in U.S. dollars three Business Days after the Expiration Date.
Settlement Currency:	US Dollars

Cash Dividend Adjustment:
If at any time during the period from but excluding the Trade Date, to but including the Expiration Date, an ex-dividend date for a cash dividend occurs with respect to the Shares (an "Ex-Dividend Date"), and that dividend is greater than the Regular Dividend on a per share basis, then the forward value of the difference between the per share cash dividend corresponding to that Ex-Dividend Date and the Regular Dividend shall be subtracted from the Put Strike Price and Call Strike Price. The "Regular Dividend" shall mean 0 cents per share per quarter.

The forward value of any such amount shall be calculated from the Ex-Dividend Date through and including the Settlement Date. The interest rate used for the calculation of such forward values shall be the mid-market interpolated US dollar zero coupon swap rate with a maturity corresponding to the Settlement Date as determined by JPM.
Additional Termination Event:
The occurrence of a Hedging Disruption Event will constitute an ISDA Additional Termination Event permitting JPM to terminate the Transaction, with the Counterparty as the sole Affected Party and the Transaction as the sole Affected Transaction.

"Hedging Disruption Event" means with respect to JPM, as determined in its sole discretion, the inability or impracticality, due to market illiquidity, illegality, lack of hedging transactions, credit worthy market participants or otherwise, to establish, re-establish or maintain any transactions necessary or advisable to hedge, directly or indirectly, the equity price risk of entering into and performing under the Transaction on terms reasonable to JPM or an affiliate in its discretion, including the event that at any time JPM concludes that it or any of its affiliates are unable to establish, re-establish or maintain a full hedge of its position in respect of the Transaction through share borrowing arrangements on terms deemed reasonable to JPM and otherwise at a cost not significantly greater than that on the Trade Date.
Adjustments for Corporate Events:	The Calculation Agent will make standard adjustments to the terms of the transaction to reflect certain corporate events, such as stock splits, reclassifications, etc.

Adjustments for Merger Events:
(a) Share-for-Share: Alternative Obligation; provided that Cancellation and Payment shall apply unless the New Shares are publicly traded on a United States national securities exchange or quoted on the NASDAQ National Market System and provided further that if Alternative Obligation applies, then notwithstanding the foregoing, the Calculation Agent will determine if the Merger Event affects the theoretical value of the Transaction and if JPM and the Counterparty mutually agree, may elect to make adjustments to the Call Strike Price and the Put Strike Price to reflect the characteristics (including volatility, dividend practice and policy and liquidity) of the New Shares. If JPM and the Counterparty cannot agree on any adjustments to the Strike Prices, then Cancellation and Payment shall apply.
(b) Share-for-Other: Cancellation and Payment
(c) Share-for-Combined: Cancellation and Payment
Governing Law:	New York
Transfer or Assignment:	Not permitted without the prior written consent of the other party, provided that JPM may designate the right or obligation to deliver or receive shares to an affiliate.

Collateral:
No later than the Trade Date, Counterparty will pledge to JPM a number of Shares equal to the Reference Share Number as collateral securing the Counterparty's obligations under this Transaction and the Agreement. All such shares shall be delivered to JPM by the date that is 3 weeks from the Trade Date. Counterparty grants to JPM, and agrees to cause to be maintained, a first priority security interest in, lien on and right of set-off against all of Counterparty's right, title and interest in such collateral (including all distributions thereon and proceeds thereof) to the fullest extent permitted by law and acknowledges that JPM shall be entitled to exercise any rights and remedies JPM may have with respect to this Transaction and the collateral upon any default by Counterparty under this Transaction or the Agreement. Buyer represents that the collateral is free and clear of any security interest, mortgage, lien, charge, right, restriction or encumbrance (other than the Stockholder Agreement, dated as of September 1, 2000 between Counterparty and the Issuer) and is free from any restrictions on sale other than (i) restrictions arising from the stock being subject to Rule 145 under the Securities Act, and (ii) to the extent that the Counterparty is an affiliate (within the meaning of Rule 144 under the Securities Act)(an "Affiliate") of the Issuer, restrictions relating to such status. Counterparty agrees to execute a pledge or security agreement consistent with the terms herein and in form and substance satisfactory to JPM, within 30 days of the Trade Date, which agreement shall be deemed to be a Credit Support Document under the Agreement. Failure by Counterparty to comply with any of the foregoing constitutes a Credit Support Default under Section 5(a)(iii) of the Agreement.

In the event that the Counterparty is obligated to deliver Shares pursuant to an election of Physical Settlement hereunder, it may instruct JPM to utilize the relevant number of Shares then held as Collateral to make such deliveries hereunder, provided that all the conditions required for Physical Settlement as set forth above under "Method of Settlement" shall continue to be required. Until such delivery is made, the relevant Shares shall remain subject to the security interest of JPM granted hereunder.

Borrow Cost Adjustment:
If at any time and from time to time prior to the Maturity Date, JPM (or an affiliate) cannot reasonably borrow Shares from the market for an amount less than or equal to the Fixed Borrow Cost (or hedge its risk with other transactions such as equity swaps), the forward value of any Excess Borrow Cost paid or borne by JPM, directly or indirectly, during the term of the transaction will be subtracted from the Put Strike Price and Call Strike Price. The forward value of any such amount shall be calculated by accruing from month end through and including the Settlement Date. The interest rate used for the calculation of such forward values shall be the mid-market interpolated US dollar zero coupon swap rate with maturity corresponding to the Settlement Date as determined by JPM.

"Excess Borrow Costs" shall be determined by the Calculation Agent and shall be equal to the amount per share by which JPM's direct or indirect average cost of borrowing the Shares (or the shares of any successor issuer) for purposes of this transaction exceeds the Fixed Borrow Cost. (For example, if JPM's cost of borrowing is 1% per annum during the month of January, the Fixed Borrow Cost is 30 basis points, and the average Closing Price of a Share for the month of January is $100 per share, then the Excess Borrowing Cost with respect to such month would be equal to ((1% - 0.30%)*$100/12 = $.05833).
"Fixed Borrow Cost" means 30 basis points per annum on the amounts borrowed, based on the average closing price of a Share on the Exchange during any month.

If JPM and Counterparty cannot agree on the Excess Borrow Costs within two (2) Exchange Business Days of JPM notifying the Counterparty of its determination, such failure to agree shall constitute an ISDA Additional Termination Event permitting JPM to terminate the Transaction, with the Counterparty as the sole Affected Party and the Transaction as the sole Affected Transaction.
Tax, Legal, and Regulatory Issues:
Counterparty has consulted appropriate outside advisers regarding any relevant tax, legal or regulatory issues relating to this transaction, and is not relying on JPM, J.P. Morgan Securities Inc. or its affiliates for such advice.

Additional Representations:
Counterparty represents and warrants that as of the Trade Date: (i) it is not aware of any material nonpublic information concerning the Issuer; (ii) this Transaction does not contravene any agreement that the Counterparty has entered into with CheckFree and any policy that is binding upon the Counterparty of which the Counterparty is aware; and (iii) the aggregate of all Shares sold or hedged in the last three months by the Counterparty, any affiliate thereof, and any person who would be deemed to be acting in concert with the Counterparty for purposes of Rule 144 under the Securities Act, does not exceed the number that such persons would be entitled to sell in the aggregate pursuant to paragraph (e) of such Rule.
Certain Acknowledgements:
Neither JPM nor any of its affiliates is under any obligation to purchase Shares from Counterparty other than pursuant to Physical Settlement if validly elected. Unless the Counterparty elects Physical Settlement, if Counterparty elects to sell Shares during the term of this transaction (whether at maturity, upon early unwind or otherwise), Counterparty acknowledges that the timing and manner of such disposition is determined solely by Counterparty and that the sale price received for the sale of such Shares may not, and in most cases, will not equal the Settlement Price or the Reference Price.
At and around the time of settlement, Counterparty agrees not to sell any Shares through delivery of a prospectus, without the prior consent of JPM.
Calculation Agent:
JPM, unless an Event of Default has occurred and is continuing as to which JPM is the Defaulting Party, in which case the Calculation Agent shall be a leading dealer in the equity derivatives market designated by the Counterparty.

Documentation:
If Counterparty and JPM are not parties to a master netting agreement that covers this Transaction, Counterparty and JPM will enter into a master agreement in the form of the 1992 ISDA Master Agreement ("Master Agreement") which this Termsheet or Confirmation referred to below will supplement, form a part of, and be subject to, with such modifications as you and we will in good faith agree, together with a security agreement evidencing the grant of security as required hereunder. In addition, the Transaction will be governed by a fuller form Confirmation subject to the 1996 ISDA Equity Derivatives Definitions ("1996 Definitions"). Until such agreements and documents are executed, this Termsheet, once executed, will evidence the terms and conditions of the Transaction and will be subject to the 1996 Definitions and shall supplement, form a part of, and be subject to an agreement in the form of the 1992 ISDA Master Agreement as if we had executed an agreement in such form (but without any Schedule) on the Trade Date. Any capitalized terms not defined herein shall have the meaning given those terms in the 1996 Definitions.

If there's no Parent Guarantee: The parties hereby agree that if they have not executed an agreement in the form of the Master Agreement with such elections as the parties mutually agree to within 60 days from the Trade Date, JPM shall have the right (in its sole discretion) to terminate the Transaction on any Business Day (such day being referred to herein as an "Elective Termination Date"). Upon an Elective Termination Date, a payment (the "Elective Termination Payment") shall be made on the day that is two Business Days after the Elective Termination Date. An Elective Termination Payment shall be calculated as if an Additional Termination Event had occurred under the Master Agreement with the Counterparty being the sole Affected Party and this Transaction being the sole Affected Transaction.

        Please indicate your understanding of and agreement with the above terms and conditions by signing below and returning to me by fax on (212) 622-0105.

Sincerely,
J.P. Morgan Securities Inc., as agent for JPM

By:	/s/ STEPHEN L. ROTI Stephen L. Roti Vice President

Agreed to and accepted by:
FDR Subsidiary Corp. an indirect wholly
owned subsidiary, incorporated in Delaware,
of First Data Corporation

By:	/s/ MARK E. YOUNG

        Additional information available upon request. Results and risks are based solely on hypothetical examples cited; actual results and risks will vary depending on the specific circumstances. Clients are urged to consider carefully whether option products in general, as well as the products discussed herein, are appropriate given their objectives, experience, financial and operational resources, and other relevant circumstances. Clients should consult their tax, legal or other advisors in making these determinations. The client's counterparty in OTC derivative transactions may be either Morgan Guaranty Trust Company of New York (AA/Aa2) or The Chase Manhattan Bank (AA-/Aa2). Information herein is believed to be reliable but JP Morgan does not warrant its completeness or accuracy. Opinions and estimates constitute our judgment and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the purchase or sale of any financial instrument. JP Morgan may hold a position or act as market maker in the financial instruments of any issuer discussed, or act as advisor or lender to such issuer. JP Morgan is the marketing name for J.P. Morgan Chase & Co. and its subsidiaries worldwide. References to "JP Morgan" encompass its worldwide network of subsidiaries including Morgan Guaranty Trust Company of New York and The Chase Manhattan Bank, J.P. Morgan Securities Inc and Chase Securities Inc. J.P. Morgan Securities Ltd. and Chase Manhattan International Limited are members of SFA in the United Kingdom. J.P. Morgan Securities Inc. and Chase Securities Inc. are members of the NYSE, NASD and SIPC in the United States. Clients should contact analysts at and execute transactions through a JP Morgan entity in their home jurisdiction unless governing law permits otherwise. 2001. J.P. Morgan Chase & Co.

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